UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C-AR: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

FullSkoop, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Incorporation:

    8/9/2016

Physical Address of Issuer:

553 Laurel Street, Vallejo, CA 94951

Website of Issuer:

www.fullskoop.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$340,265	$109,998
Cash & Cash Equivalents	$80,420	$6,662
Accounts Receivable	$3,684	$1,370
Short-term Debt	$18,685	$0
Long-term Debt	$521,999	$380,478
Revenues/Sales	$328,443	$819,262
Cost of Goods Sold	$98,494	$564,764
Taxes Paid	-	-
Net Income	($778,339)	($215,995)

April 26, 2022

FullSkoop, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by SimpleShowing Holdings, Inc., a Delaware corporation (the "**Company**" or "**FullSkoop,**" as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The Company

FullSkoop is a grab-and-go, farm-to-fridge food company, incorporated in Delaware as a corporation on August 9, 2016. FullSkoop is registered to do business with the State of California as of August 31, 2016.

The Company is located at 553 Laurel Street, Vallejo, CA 94951.

The Company's website is www.fullskoop.com

The Company conducts business within a forty (40)-mile radius of San Francisco, California.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in our market due to COVID-19, the Company's revenue was adversely affected. COVID-19 has brought our revenue down by 80%. Impacts related to COVID has particularly impacted the food business by increasing the cost to operate with additional safety precautions in place. Our accordion business model has allowed us to contract our expenditures, to match the loss in business; however, there is no guarantee as to when impacts from COVID-19 will subside.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of common stock, of which 3,896,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customer discretionary spending may decrease, which may impact the Company's market outlook.

The Company's success depends, to a significant degree, on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, and consumer confidence. The Company caters to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Company's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Company is forced to move its operations to a different location, revenues may be negatively impacted. The Company's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Company's business concept could negatively affect financial performance.

The Company may be unable to expand its operations as planned.

We cannot guarantee that we will be able to achieve our expansion goals or that radio frequency identification ("**RFID**") smart refrigerators will generate sufficient revenues or be operated profitably. Our growth plans contemplate acquiring a significant number of additional smart refrigerators in future months and years. Our ability to expand will depend on a number of factors, many of which are beyond our control. These risks may include, but are not limited to:

- locating suitable sites in new and existing markets;
- our ability to generate or raise the capital necessary to acquire and open new mobile food trucks;
- recruiting, training and retaining qualified corporate personnel and management;
- attracting and retaining qualified employees;
- cost-effective and timely planning, design and delivery to smart refrigerator sites;

- obtaining and maintaining required local, state and federal governmental approvals and permits related to the smart refrigerator sites;
- creating customer awareness of our remote food delivery in new markets;
- competition in our markets; and
- general economic conditions.

Variable supply and delivery costs may affect the Company's operations.

Supplies and prices of the various products used in the goods that the Company offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics, and economics in the producing regions. These factors may subject the Company to shortages or interruptions in product supplies, which could adversely affect revenue. The Company does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Company's profitability. If the Company has long-term purchase commitments in excess of what the Company needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Company has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Company's vendors, suppliers or distributors are unable to fulfill their obligations to the Company's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Company could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Company's business, financial condition, and results of operation.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits, and vegetables, have caused concern among consumers and health care officials. One or more such outbreaks of such food-related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Company, regardless of the quality and safety of products offered by the Company.

Food safety risks may impact the business's financial condition and results of operations.

The Company considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Company's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Company's store or those of competitors, could harm customers and otherwise result in negative publicity about the Company or the products the Company serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Company could be forced to temporarily close. In addition, the Company may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Required nutritional disclosures may impact our operations and financial disclosures.

Government regulation and consumer eating habits may impact the Company's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Company's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Company's menu offerings, or laws and regulations requiring the Company to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Company's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Company to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Company's ability to operate. The Company cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Company's results of operations and financial position.

Legal risks related to food service operations may require us to defend potential customer claims.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Company, regardless of whether the allegations are true, by discouraging customers from patronizing the Company. The Company may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Company's business, financial condition, and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Company be used to defend any claims.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers 'expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, we are dependent on Siddharth Sahni, our President and CEO and Jonnatan Leiva, our Co-Founder & Chief Culinary Officer. As of November 15, 2021, Ms. Cassandra Canahan, former Chief Financial Officer, is no longer with the Company. There has been no change or impact on the Company as a result of Ms. Canahan's departure. As of April 19, 2021, Nathan Downs, former Consultant, is longer with the Company. There has been no change or impact as a result of Mr. Downs's departure. The further loss of Siddharth Sahni, Jonnatan Leiva, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company's operations depend on labor supply, which could result in labor-related risks.

A primary component of the Company's operations is labor. The Company competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Company devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in restaurants and the food industry, including chefs and line cooks. If the Company is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Company's business and results of operations. The Company may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Company must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Company may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Company requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Company's knowledge, be unauthorized workers. If any of the Company's workers are found to be unauthorized, the Company may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Company's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Company could also become subject to fines, penalties and other costs related to claims that the Company did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Company's business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers 'or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

FullSkoop is a direct-to-customer and wholesaler of chef-curated farm-to-table grab-n-go meals tailored for a busy modern lifestyle. FullSkoop started operations in June of 2017 as San Francisco's first mobile food dispensing company on private property. Since then, the Company had grown to selling its food at thirty (30) different gyms and grocery stores as well as mass producing co-branded food for other large established food tech companies. In response to COVID-19, the Company pivoted towards buying RFID technology-based smart refrigerators as micro-retail stores to sell their food at hospitals, senior facilities, gyms, police stations, residential buildings, complexes and office buildings.

Business Plan

FullSkoop produces fresh meals and operates micro-retail stores using RFID smart fridge technology. FullSkoop operates an omnichannel food production and distribution company within a forty (40)-mile radius of San Francisco's city center that can respond to the varied needs of our customers and end users. In the San Francisco Bay Area, our typical customer is a health-conscious, fast paced person working a full-time job. FullSkoop's agility allows the business to pivot toward the market demand at the drop of a dime, reflecting its current focus on the expansion of its smart refrigeration micro-retail sites. FullSkoop's micro-retail sites benefit from twenty four (24) hour-a-day service, no customer-facing labor, diverse revenue models, including a shelf leasing program, sustainable economic model based on selling products at retail pricing rather than wholesale, and a flexible and agile production and distribution footprint. Our smart fridge model also benefits from the ability to leverage sales metrics data to re-deploy refrigerators in real time where inventory turnover is highest.

Over time, FullSkoop's innovative business model has evolved into a scalable food production and distribution business. Our first concept was a unique open-air dining experience that started in July 2017. As a sign of our innovative spirit, FullSkoop was San Francisco's first permitted mobile kitchen on private property in one hundred eleven (111) years. Phase 2 of our operation started in October 2017, when we launched our high-efficiency catering business, which was driven in large part by our growing fan base from our outdoor dining experience. As FullSkoop saw consistency in growth of its customer base, it secured a high-volume wholesale partnership with all Equinox gyms and several high-end grocery stores, which launched FullSkoop into Phase 3 of its operations. Before long, the outdoor dining experience was phased out to focus our primary Revenue driver and expanding our omni channel distribution platform.

During FullSkoop's first year of operations, the company saw three hundred percent (300%) growth, with its second and third year (2018 and 2019) seeing one hundred fifty percent (150%) growth in revenue. In December 2019, we continued our organic growth by expanding our lobby presence across commercial spaces whose owners were looking to increase the value provided to tenants and at the same time increase their revenues. At the end of 2019 and the beginning in 2020, FullSkoop executed a lease and began expansion of its production capacity. As a result of the pandemic, FullSkoop has reached a settlement to terminate its expanded lease to focus on its grab-and-go, smart refrigerator omni-channel distribution.

The Company intended to use funds to continue expansion of its distribution capacity through the acquisition of up to one hundred (100) smart refrigerators. While we must acknowledge the dramatic impact that Coronavirus has had on our 2020 revenues, our accordion model has positioned us to sustain our immediate revenue losses and at the same time expand our offerings with current clients who are dealing with lost vending partners, as well as finding new partners who are need of immediate high-quality food distribution. We anticipate that into 2021, with the deployment of our smart refrigerator fleet, we will see a more rapid expansion of our product line than we had initially projected because of the unfortunate reality that many of our brick-and-mortar competitors will not be able to sustain the pandemic's effects.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chef-Made Healthy Meals to Go	Grab-n-Go food delivered through our micro-retail RFID Smart Fridges.	Grocery stores, gyms, hospitals, residential facilities, and government buildings.

Competition

FullSkoop's competitors are mostly other kiosk style or grab-and-go options on the market. Fullskoop's primary competitors are Urban Remedy, Territory Foods, Proper Food, Byte Foods, Farmer's Fridge, Canteen, and Fresco Frigo. Fullskoop's competitive advantage lies in the diversity and complexity of its meals, its shelf leasing system, and use of advanced production methodology to strictly control portions and nearly eliminate food waste. Food options range from vegan to meat, salads to noodles, to more complex meal options. Additionally, Fullskoop has created an omnichannel sales approach, which allows it to maximize its market share in this competitive space.

FullSkoop also believes that it will seize the market share left in the wake of the closure of at least four (4) of its top competitors (EATClub, Green Heart Foods, Chewse, and StockWell). With the proceeds of the Offering and distribution of our smart refrigerator technology, FullSkoop believes it can seize a sizeable portion of the $150 million market share that was left in the wake of our competitor's closures.

Customer Base

FullSkoop is a direct-to-customer and wholesaler of chef curated health & fresh grab-n-go meals tailored for a busy modern lifestyle. In the San Francisco Bay Area our typical customer is a health-conscious, fast paced person, aged 25-60, working a full-time job.

Supply Chain

FullSkoop relies on several vendors to supply its grab-and-go food operations. Such operations require a variety of dried goods, fresh produce, seafood, meat, and the packaging needed to distribute. To ensure continuity of operations, FullSkoop maintains multiple vendor relationships in each category of need, with multiple vendors able to supply the majority of our products, if needed. Below is the list of vendors we use including alternatives for each vendor.

- Restaurant Depo (https://www.restaurantdepot.com) - all dried goods, including eggs, rice, beans, oils, spices, packaging, etc. *(alternate supplier: Sysco [sysco.com])*

- Reel Produce (https://reelproduce.com)- all fresh produce *(alternate supplier: Greenleaf [www.greenleafsf.com])*

- ABS Seafood (https://shop.absseafood.com/market) - seafood provider *(alternate supplier: Royal Hawaiian Seafood [https://sfrhs.com])*

- Golden Gate Meat (https://www.goldengatemeatcompany.com): Meat provider *(alternate supplier: Sysco or Restaurant Depot)*

Intellectual Property

Company does not have any registered intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company has a pending civil lawsuit against Nathan Downs, a former Company Consultant, for his breach of contract.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Siddharth Sahni	President, Chief Executive Officer, Director	FullSkoop, Inc., President, Chief Executive Officer, Director (2016 to present) In charge of all administrative and operational responsibilities of the Company and primary investor relations officer.	Madurai Kamaraj University, India (1999), English Literature
Jonnatan Leiva	Chief Culinary Officer	FullSkoop, Inc., Chief Culinary Officer (2016 to present). In charge of all kitchen operations, including product sourcing, fulfillment, production supervision, and menu creation.	California Culinary Academy (1999), Executive Chef

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 5,000,000 shares of non-voting common stock, par value $0.0001 per share (the "**Common Stock**") and 5,000,000 shares of voting preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,896,000
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue more Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	43.79%*

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Preferred Stock
Amount Outstanding	5,000,000
Par Value Per Share	$0.00001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
Other Rights	Priority Distributions; preferred rate of return.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock, which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.20%*

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$59,950
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap of $7,500,000. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	0.799%*

*The percentage calculation assumes conversion of Crowd SAFEs at a valuation of $7,500,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Convertible Notes
Amount Outstanding	$351,862
Voting Rights	Yes
Anti-Dilution Rights	None
Material Terms	$5,000,000 valuation cap, 5% interest and a maturity date of 2 years.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes are converted, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.03%*

*The percentage calculation assumes conversion of the convertible notes only, at a valuation $5,000,000. The percentage calculation excludes all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type	Options
Amount Outstanding	4 options/ 650,000 shares of Common Stock
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	Stock vests over a forty-eight (48) month period.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming	9.09%*

conversion prior to the Offering if convertible securities).	

*The percentage calculation assumes exercise of the options only, excluding all other convertible securities of the Company. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type	Long Term Notes Payable
Amount Outstanding	$170,137*
Interest Rate and Amortization Schedule	5% interest, due in full within 2 years (or per extension); with convertible option
Description of Collateral	FullSkoop Shares, in accordance with the terms of the convertible note
Other Material Terms	The notes payable account consists of eight loans totaling $263,229, as well as a business loan totaling $38,907. The three loans were made by personal friends of the company's founder and are interest free without specific repayment terms. The business loan is a high interest cash advance, with an imputed interest rate of 37%, payable over 20 years.
Maturity Date	Maturity dates in 2023 and 2024

*Amount outstanding includes a note payable from minority shareholder Kevin Anderson with a balance of approximately $32,228.65.

Type	Convertible Notes Accrued Interest
Amount Outstanding	$82,589.85
Interest Rate and Amortization Schedule	5% interest only
Description of Collateral	N/A
Other Material Terms	$5,000,000 valuation with a 10% discount based on a $1,000,000 funding event to convert to preferred stock with a 5% interest and a maturity date of 2 years.
Maturity Date	2-year terms with renewal options (maturity dates vary)

Type	Accounts Payable*
Amount Outstanding	$18,685
Interest Rate and Amortization Schedule	4% interest, with minimum payment required per tradeline
Description of Collateral	None
Other Material Terms	Vendor revolving lines payable within 30-90 days of billing date
Maturity Date	Open maturity

*FullSkoop is currently under a 10-year lease contract set to expire in 2028 for a commercial kitchen space in Berkeley, CA that it no longer intends to occupy as a direct consequence of COVID-19. FullSkoop has settled the termination of such lease in the amount of $70,000.00 with the landlord, representing a significant savings in future liability. FullSkoop continues to accrue the full extent of the liability on its financial statements until such time that FullSkoop formalize the termination of such lease.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership

| Siddharth Sahni | 3,225,000 Preferred Stock | 64.5%* |

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on August 9, 2016, under the laws of the State of Delaware and is headquartered in San Francisco, CA.

Cash and Cash Equivalents

As of December 31, 2021, the Company has $80,420 in cash and cash equivalents, leaving the Company with approximately eight (8) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering and revenues from current operations.

Capital Expenditures and Other Obligations

Other than the purchase of the smart refrigerators, the Company does not intend to make any material capital expenditures in the near future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$59,950	59,950	Smart refrigerators, preparation of financial statements, and attorney's fees	2/22/2021	Section 4(a)(6)
Convertible Notes	$466,362	22	Startup Costs, Ongoing Operations, and Expansion	Varies, from 1/17/17 through 9/12/19	Section 4(a)(2)
Common and Preferred Share Employee Equity Compensation (Grants or Options)	$0	1,500,000 total shares to vest per vesting schedule	N/A	Varies, from 9/17/16 through 10/1/20	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company currently has a note payable from minority shareholder Kevin Anderson with a balance of approximately $32,228.65. The terms of the note payable are described above in section "Capital, Debt, and Ownership," above.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Siddharth Sahni
(Signature)

Siddharth Sahni
(Name)

Chief Executive Officer, President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Siddharth Sahni
(Signature)

Siddharth Sahni
(Name)

Chief Executive Officer, President, and Director
(Title)

April 26, 2022
(Date)

1

EXHIBIT A

Financial Statements

I, Siddharth Sahni, the CEO of FullSkoop, Inc., hereby certify that:

  (1) the accompanying financial statements of FullSkoop, Inc. thereto for the period ending December 2021 included in this Form C-AR are true and complete in all material respects;

  (2) the tax return information of FullSkoop, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for FullSkoop, Inc. filed for the fiscal year ended December 2021; and

  (3) that the information below reflects accurately the information reported on our federal income tax returns.

  IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 26, 2022.

/s/ Siddharth Sahni
(Signature)

Name: Siddharth Sahni

Title: Chief Executive Officer

Date: April 26, 2022

FULLSKOOP, INC

UNAUDITED FINANCIAL STATEMENTS

YEAR TO DATE AS OF DECEMBER 31, 2021

FULLSKOOP, INC
UNAUDITED
BALANCE SHEET
AS OF DECEMBER 31, 2021

ASSETS		2021
Current Assets		
Cash		80,420
Accounts Receivable		3,684
Loanss To Officers		3,000
Total Current Assets		87,104
Property and Equipment (Notes 1 and 2)		207,634
Less Accumulated Depreciation		36,098
Net Property and Equipment		171,536
Intangible Assets		6,850
Less Accumulated Amortization		5,815
Net Property and Equipment		1,035
Security Deposits		5,590
Long Term Note Receivable		75,000
Net Other Assets		80,590
TOTAL ASSETS	$	340,265
LIABILITIES AND NET ASSETS		
Current Liabilities		
Accounts Payable		18,685
Total Current Liabilities		18,685
Long Term Liabilities		
Notes Payable		170,137
Convertible Notes Payable		351,862
Total Long Term Liabilities		521,999
Stockholders' Equity		
Common Stock		1,000
Additional Paid In Capital		72,448
Retained Earnings		(273,867)
Total Net Assets		(200,419)
TOTAL LIABILITIES AND NET ASSETS	$	340,265

FULLSKOOP, INC.
UNAUDITED
STATEMENT OF OPERATIONS
JANUARY 1, 2021 THROUGH DECEMBER 31, 2021

Revenues	328,443
Campaign Revenue	56,119
Government Pandemic Relief Grants	648,453
Gain on Sale of Assets	23,480
Cost of revenues	98,494
Gross Profit (Loss)	958,001
Expenses	
Wage, benefits & employee related costs	61,239
General & Administrative	90,826
Sales & marketing	475
Depreciation & Amortization Expense	27,122
Total Expenses	179,662
Operating Loss	778,339
Provision for taxes	-
Net Loss	778,339

FULLSKOOP, INC.
UNUADITED
STATEMENT OF STOCKHOLDER'S EQUITY
JANUARY 1, 2020 THROUGH DECEMBER 31, 2020

	Common Stocks (Shares)	Common Stocks (Value)	Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
Balance as of April 1, 2017 (Inception)	$ -	$ 1,000	$ -	$ 24,448	$ (1,052,206)	$ (1,026,758)
Sale of Common Stock	$ -	$ -	$ -	48,000	$ -	$ 48,000
Net Income (Loss)	$ -	$ -	$ -	$ -	$ 778,339	$ 778,339
Balance as of December 31, 2020	$ -	$ 1,000	$ -	$ 72,448	$ (273,867)	$ (200,419)

4

FULLSKOOP INC

STATEMENT OF CASH FLOWS
YEAR TO DATE AS OF SEPTEMBER 30, 2021

Cash Flows from Operating Activities	2021
Net Loss	778,339
Add Back:	
Depreciation & Amortization	4,287
Adjustment to reconcile net loss to net cash used in operating activities	
Gain on Sale of Asset	(23,480)
Decrease/(Increase) in accounts receivable	(2,314)
Increase/(Decrease) in accounts payable	(361,198)
Net cash (used in)/provided by operating activities	395,634

Cash Flows from Investing Activities	
Gain on Sale of Asset	23,480
Note Receivable	170
Purchase of Property & Equipment	(145,436)
Security Deposit	(5,590)
Shareholder Recivable	(3,000)
Net cash used in investing activities	(130,376)

Cash Flows from Financing Activities	
Notes Payable	(124,000)
Convertible Notes Payable	(115,500)
Additional Paid IN Capital	48,000
Net cash (used in)/provided by financing activities	(191,500)
Net (decrease)/increase in cash	73,758
Cash, beginning of year	6,662
Cash, end of year	80,420

Notes to Financial Statements

December 31, 2021

NOTE 1 – NATURE OF OPERATIONS

FullSkoop Inc is a Direct-to-customer and wholesaler of Chef Curated health & fresh grab-n-go meals tailored for a busy modern lifestyle.

FullSkoop started operations in June of 2017 as San Francisco's 1st Mobile Food Dispensing Company on Private Property.

Since then the company had grown to selling its food at 40 different Gyms and Grocery Stores as well as mass producing Co-Branded food for other large established food tech companies.

In response to COVID-19 the company is pivoting towards buying RFID technology based Smart Fridges to retail their food at Hospitals, Senior Facilities, Gyms, Police Stations, Residential Buildings/Complexes and Office Buildings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash & Cash Equivalents

The Company considers cash to be funds held in the Company's checking account. As of December 31, 2021 the Company had $80,420 in the Company checking accounts.

Notes to Financial Statements

December 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables & Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivables credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 the Company had outstanding accounts receivable in the amount of $3,684.

Property and Equipment

Property & Equipment are recorded at cost. Expenditures for renewals and improvements exceeding $2,500 that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures of $2,500 or less, or for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash valued exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairments as of December 31, 2021 .

Notes to Financial Statements

December 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

<u>Fair Value Measurements</u>

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

<u>Income Taxes</u>

Income taxes are provided for the tax effects of transactions reporting in the financial statements.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021 the unrecognized tax benefits accrual was zero.

<u>Revenue Recognition</u>

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

<u>Advertising Expenses</u>

The Company expenses advertising costs as they are incurred.

Notes to Financial Statements

December 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INCOME TAX PROVISION

 The Company is taxed as a C-Corporation. The Company has filed income tax returns for the tax years 2016 through 2021. Since the company has yet to show a taxable profit, it has not booked any income tax provisions to date.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2021:

	2021
Catering Equipment	15,073
Automobiles	15,711
Refrigeration Equipment	176,850
Less Accumulated Depreciation	(36,098)
Net Property and Equipment	171,536

Notes to Financial Statements

December 31, 2021

NOTE 4 – PROPERTY AND EQUIPMENT - Continued

Intangible assets consisted of the following at December 31, 2021:

Website	5,300
Startup Costs	1,550
Less Accumulated Depreciation	(5,815)
Net Property and Equipment	**1,035**

NOTE 5 – COMMITMENTS & CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 6 – NOTES PAYABLE

The notes payable account consists of five loans totaling $170,137. The loans were made by personal friends of the company's founder, and are interest free without specific repayment terms.

NOTE 7 – CONVERTIBLE PROMISSARY NOTES

The company issued a series of convertible notes payable with an annual interest rate of 5%, payable on the two-year anniversary of the first date on which the notes are issued.

The notes are convertible into preferred stock at a Conversion Price of 90% of the price per share paid by other purchasers in the "Qualified Financing".

Notes to Financial Statements

December 31, 2021

NOTE 7 – CONVERTIBLE PROMISSARY NOTES - Continued

In the event the Company consummates a Qualified Financing prior to a change of control, the principal amount of the notes plus all accrued and unpaid interest thereon (the **"Investment Amount")** shall automatically convert, at the Conversion Price, into a combination of (i) shares of the Company's Preferred Stock sold in the Qualified Financing and (ii) Common Stock. The total number of shares of Preferred Stock and Common Stock to which a Noteholder shall be entitled upon conversion of such Notes shall be determined by dividing (i) the Investment Amount by (ii) the Conversion Price (the "**Total Number of Shares").** The Total Number of shares, in turn, shall consist of (i) that number of shares of Preferred Stock obtained by dividing (a) the Investment Amount by (b) the price per share paid by other purchasers in the Qualified Financing (the "**Number of Preferred Stock")** and (ii) that number of shares of Common Stock equal to the Total Number of Shares minus the number of Preferred Stock.

If the Company consummates a change of control prior to a Qualified Financing, then, in connection with the closing of such change of control, and in lieu of any other payment and in cancellation in full of the Notes, the Investors receive from the net proceeds of the change of control an amount equal to the sum of (a) all accrued interest on the Notes and (b) two times (2X) the original principal amount of the Notes. If the net proceeds from the change of control are insufficient to pay such amounts in full, the Investors shall receive a pro rata portion of the available net proceeds from the change of control in proportion to the principal amount of Notes held by such investors against the total outstanding Notes.

As of December 31, 2021, the total outstanding promissory notes were issued to nine investors, and amounted to $351,862. Management has made the decision to repay the convertible notes according to the terms rather than converting them to stock.

NOTE 8 – STOCKHOLDERS EQUITY

The company incorporated in August 2016. It issued 10,000,000 shares at $0.0001 par value, for $1,000.00. As of December 2021 the Company has allocated 2,275,000 shares with 36 to 48 month vesting periods to Founding Team and Key Advisors.

Notes to Financial Statements

December 31, 2021

NOTE 9 STOCK BASED COMPENSATION

In January 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its employees for 1,500,000 shares of common stock called the Employee Stock Pool.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over three to four years.

As of September, 2021, the Company had offered to issue 696,000 shares of the Company's Employee Stock Pool of 1,500,000 shares. The stock vests over 48 months and so far 366,000 shares have vested. The Company has the 1st right to repurchase any common stock granted through the Employee Stock Pool at a fair market value once fair market value is assessed.

All shares allocated to the Employee Stock Pool has been allocated from the original 10,000,000 issued to the founder when the company was incorporated in 2016. No new shares will be issued as part of this program.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent on the management's plan to raise additional funds through a crowdfunding campaign and the issuance of convertible notes, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Notes to Financial Statements

December 31, 2021

NOTE 11 – SUBSEQUENT EVENTS

In the Year 2017, the Company issued $137,862 of convertible notes (the "Notes") at a $5,000,000 valuation with a 90% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

In the Year 2017, the Company also issued $25,000 of convertible notes against services offered and performed (the "Notes") at a $5,000,000 valuation with a 90% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

In the Year 2018, the Company issued $194,500.00 of convertible notes (the "Notes") at a $5,000,000 valuation with a 90% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.
The Notes are due with accrued interest if the Notes do not covert prior to the maturity date.

In the Year 2019, the Company issued $95,000.00 of convertible notes (the "Notes") at a $5,000,000 valuation with a 90% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

In the Year 2019, the Company also issued $40,000.00 of convertible notes (the "Notes") at a $3,500,000 valuation with a 90% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

In the Year 2019, the Company also issued $25,000.00 of convertible notes (the "Notes") with an 80% discount based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

In the Year 2019, the Company also issued $15,000 of convertible notes against services offered and performed (the "Notes") at a $5,000,000 valuation with a 90% discount

Notes to Financial Statements

December 31, 2021

NOTE 11 – SUBSEQUENT EVENTS(CONTINUED)

based on a $1,000,000 funding event to convert to stock with a 5% interest and a maturity date of 2 years.

The Notes are automatically convertible into stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing").

The Notes are due with accrued interest if the Notes do not covert prior to the maturity date.

The conversion price is either the lessor of the price per share of Stock received by the Company in a Qualified Financing or the quotient resulting from dividing $5,000,000 by the number of outstanding shares of stock of the Company immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock.

The convertible notes are recorded as a liability until conversion occurs.

The notes will be issued 1099's for their interest payments in the year 2022 and 2023. So far no 1099 have been issued to note holders.